UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-38655

Farfetch Limited

(Exact Name of Registrant as Specified in Its Charter)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously disclosed, on August 11, 2023 Farfetch US Holdings, Inc. (the “Company”), a Delaware corporation and wholly-owned indirect subsidiary of Farfetch Limited, entered into a second amendment (the “Second Amendment”) to the Credit Agreement with Farfetch Holdings plc, the other loan parties thereto, JPMorgan Chase Bank, N.A., as administrative agent, Wilmington Trust, National Association, as collateral agent, and certain lenders party thereto (the “Parties”), which amended the credit agreement entered into between the Parties on October 20, 2022 (as also subsequently amended by the First Amendment on April 7, 2023) (the “Credit Agreement”).

The Second Amendment provides for a $200.0 million delayed draw term loan facility (the “Delayed Draw Term Loan,” together with the Initial Dollar Term Loans (as defined in the Credit Agreement), the “Term Loan”). On September 11, 2023, the Company borrowed the full $200.0 million Delayed Draw Term Loan. The Term Loan is now fully drawn, and the terms of the Delayed Draw Term Loan and the Term Loan remain as previously disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Farfetch Limited

Date: September 11, 2023	By:	/s/ José Neves
José Neves
Chief Executive Officer